April 16, 2014

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3611

Re:          Texas South Energy, Inc.
 Form 10-K for the Fiscal Year Ended October 31, 2013
 Filed February 13, 2014
 Form 10-K/A for the Year Ended October 31, 2013
 Filed March 21, 2014
 Form 10-K/A for the Year Ended October 31, 2013
 Filed April 8, 2014
 File No. 333-171064

Dear Ms. Cvrkel,

In response to your comment letter dated April 15, 2014, Texas South Energy, Inc. (the “Company,” “Texas South,” “we,” and “us”) has the following responses.

Form 10-K/A for the Year Ended October 31, 2013 filed March 21, 2014

Report of Independent Registered Public Accounting Firm, page 9

1. We note from your response to our prior comment 2 and your amended Form 10-K that you have revised the independent auditors report to disclose that you did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage. Those financial statements were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. However, you have not revised the audit report to identify the statement of operations, stockholders’ deficit and cash flows for the year ended October 31, 2012. In this regard, we believe that your disclosure should be revised to indicate that you did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for the year then ended and for the period from March 15, 2010 (inception) to October 31, 2012, as those financial statements and cumulative totals were audited by other auditors whose audit report dated February 12, 2013 is included in this filing. Please revise accordingly.

RESPONSE:

The report of independent auditors has been revised to clarify that LBB & Associates Ltd., LLP (our current auditors) did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for the year then ended and for the period from March 15, 2010 (inception) to October 31, 2012.

The 1st paragraph of the report of independent auditors has been revised as follows:

“We have audited the accompanying balance sheet of Texas South Energy, Inc (formerly Inka Productions Corp.) (the “Company”) as of October 31, 2013, and the related statements of operations, stockholders' deficit, and cash flows for the year ended October 31, 2013 and for the period from March 15, 2010 (inception) through October 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for the year then ended and for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage. Those financial statements and cumulative totals were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and cumulative totals, and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our opinion, insofar as it relates to amounts included for that period is based on the report of other independent auditors, mentioned above.”

Regards,

/s/ James M. Askew
James M. Askew
Chief Executive and Chief Financial Officer